UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EARNINGS RELEASE
1ST QTR2021

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

OFFICIAL SPONSOR
TIM

2021 First Quarter Results (Including the effects of IFRS 9, 15 and 16)

From volume to value: contributing to the recovery of commercial dynamics and generating operational resilience

•	Mobile ARPU posted strong growth of 6.6% YoY, reaching R$ 25.5;
•	TIM Live’s UBB customer base was up by 13.3% YoY, totaling 662k connections;
•	TIM Live’s ARPU posted robust growth of 6.1% YoY, reaching R$ 89.6.

Continuous infrastructure expansion, offering the best customer experience

•	Leader in 4G coverage expanding to over 4k cities, with emphasis to 700MHz frequency expansion, now reaching 3,468 cities;
•	VoLTE technology now available in more than 4k cities, improving users’ voice experience;
•	Acceleration of FTTH expansion with 3.5 million homes passed by fiber optic and presence in 27 cities and 7 administrative regions in the Federal District by the end of March.

Strong Revenue and EBITDA performances boosting recovery pace

•	Total Service Revenues accelerated growth to 3.3% YoY in 1Q21;
•	Mobile Service Revenues continued to increase, posting a 2.8% YoY growth, driven by better performances of postpaid and prepaid segments;
•	TIM Live Revenues maintained its strong growth pace, up by 20.4% YoY in 1Q21;
•	Provision for Doubtful Accounts (Bad Debt) fell 34.5% YoY, contributing to keep Opex under control, increasing less than inflation (+1.7% YoY);
•	Normalized EBITDA* reached R$ 2.0 billion, up 4.5% YoY, mainly due to revenue acceleration;
•	Normalized EBITDA Margin* came to 46.6% in the quarter, up by +0.7 p.p. YoY;
•	Normalized Net Income was up by 57.9% YoY, totaling R$ 277 million in 1Q21;
•	Investments totaled R$ 1.3 billion, with the pick-up of projects reprioritized in 2020 and the start of the preparation to receive Oi Mobile assets.

*Normalized EBITDA according to the items in the Costs section (+R$ 27.2 million in 4Q20, +R$ 2.6 million in 1Q20). Net income normalized by tax credit and other effects (-R$ 2.4 million in 4Q20).

Conference in English:	Conference in Portuguese:
May 6, 2021 at:	May 6, 2021 at:
10:00 a.m. Brasilia Time	10:00 a.m. Brasilia Time
09:00 a.m. US (NY)	09:00 a.m. US (NY)

Available via webcast. Click here	Simultaneous translation from English into Portuguese available via webcast. Click here

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Financial Performance (Including the effects of IFRS 9, 15 and 16)

OPERATING REVENUE

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenues (MSR) totaled R$3,947 million, up by 2.8% compared to 1Q20, almost doubling growth pace when compared to 4Q20 figures (+1.5% YoY), due to better performances both in prepaid and postpaid segments.

Breaking down each mobile segment in the first quarter:

(i)	Prepaid segment, although impacted by the worsening of the pandemic, maintained the gradual recovery seen in the beginning of the second half of 2020. Rechargers improved in 1Q21, reaching positive figures in March in a yearly comparison. The increased penetration of TIM Pré TOP has contributed to a stronger recurrence and expansion of the segment’s ARPU. All effects combined, Prepaid Revenues dropped 4.1% YoY, reducing losses versus the drop recorded in 4Q20 (-4.9% YoY).

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(ii)	Postpaid segment’s recovery has been reinforced by continuous focus on a “Value” approach, emphasizing churn management and an offer portfolio geared towards ARPU increase. In 1Q21, human postpaid churn stood at 2.7% per month, contributing to positive net additions. Postpaid Revenues grew 3.9% YoY in the quarter.

ARPU’s (Average Monthly Revenues per User) dynamics continues to drive MSR growth. Consolidated mobile indicator grew 6.6% YoY and reached R$25.5, reflecting TIM’s successful efforts to monetize its customer base through migrations to higher value prepaid and postpaid plans.

The segments' ARPU, which excludes Other Mobile Revenues and Customer Platform, increased in prepaid by 3.9% YoY and by 1.9% YoY in postpaid (ex-M2M).

In 1Q21, Interconnection Revenues (ITX) grew 22.0% YoY, reflecting the impact from a higher MTR rate (Mobile Termination Revenue +17.2% YoY) in addition to an increase in incoming traffic (+30.5% YoY). The incidence of MTR on Net Service Revenues reached 2.6% in the quarter.

Customer Platform Revenues totaled R$ 17 million in 1Q21, of which R$ 11 million were generated by Financial Services, and R$ 6 million from Mobile Advertising (the latter being the first quarter recording revenue and helped by the evolution of platforms such as TIM Ads and Informa TIM).

The Other Revenues line was up by 10.2% YoY in 1Q21, mainly due to increased revenues from network sharing and swap agreements, in line with the company's strategy to expand the fiber optic transport infrastructure (backbone and backhaul) with higher efficiency in asset allocation (Capex and Opex).

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 281 million in the quarter, a 12.1% increase from 1Q20. This performance continues to reflect TIM Live’s performance, which rose 20.4% YoY in 1Q21 and continued to account for approximately 62% of fixed service revenues. Other fixed services were up by 0.8% YoY.

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At the end of the quarter, TIM Live was present in 27 cities and 7 administrative regions of the Federal District.

TIM Live’s ARPU (Average Monthly Revenues per User) was up by 6.1% YoY. The performance is explained by the penetration of higher-value FTTH offers with faster speeds (connections over 100 Mbps accounts for 50% of customer base) and price readjustments as of July 2020 in most plans.

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OPERATING COSTS AND EXPENSES

*Operating Costs normalized by adjustments to towers’ sale-leaseback contract (+R$ 2.6 million in 1Q20), legal and administrative services related to special projects (+R$ 27.2 in 4Q20).

Reported Operating Costs and Expenses totaled R$ 2,319 million in 1Q21 (+1.5% YoY). This performance is slightly impacted by non-recurring items accounted in 1Q20 – in the amount of R$ 2.6 million – related to adjustment to towers’ sale-leaseback contract. In this quarter, the line was not impacted by non-recurring expenses.

Breakdown of Costs and Expenses Performance:

Personnel Costs increased by 8.0% YoY in 1Q21. This performance was mainly influenced by organic elements, such as inflation on wages and benefits and increased expenses with labor contingencies in social security proceedings.

Selling and Marketing Expenses were up by 1.6% YoY in 1Q21, mainly impacted by higher product marketing and advertising expenses, derived from increased media exposure, and higher FISTEL expenses. This was partially offset by efficiency gains from process digitalization and higher penetration of digital channels and a scenario of reduced sales in the yearly comparison, with lower commissioning expenses from rechargers and line activations.

The Network and Interconnection group rose 14.8% YoY in 1Q21, boosted by higher costs from the interconnection subgroup (ITX), mainly explained by: (i) a higher mobile termination rate (MTR) as from February 2021; and (ii) increased pressure of outgoing traffic to other operators due to the pandemic. Network expenses also increased in 1Q21, stemming from higher costs in infrastructure sharing contracts, compared to an improvement to energy costs.

Normalized General and Administrative (G&A) Expenses were up by 5.9% YoY in the quarter. This increase is mostly explained by the net effect of: (i) higher IT maintenance and rental expenses; and (ii) lower expenditures with professional services (especially legal), and cleaning/surveillance regular services and transportation.

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Cost of Goods Sold (COGS) totaled R$ 146 million in 1Q21 (-8.3% YoY), following the drop in Product Revenue due to a lower volume of handset sales, despite the increase in higher-value product mix. The performance mainly reflects the closing of TIM’s brick-and-mortar stores (the Company’s main handset sales channel) during March, due to measures to contain COVID-19 in Brazil.

In 1Q20, the Provisions for Doubtful Accounts (Bad Debt) fell 34.5% YoY, the fourth consecutive quarter with a yearly drop, showing the continuous efforts to enhance customer acquisition through more robust credit models and policies, and higher efficiency in collection and recovery. In absolute figures, Bad Debt came to R$ 123 million, accounting for 2.02% of TIM’s Gross Revenue.

Normalized Other Operating Expenses1 were down by 21.6% YoY in 1Q21, explained by (i) reduced expenses from losses with civil and labor lawsuits; and iii) increased provisioning for labor lawsuits, partially offset by a lower spending with civil lawsuit provisions. This line’s share over the quarter’s total normalized Opex stood at 3.0% in 1Q21 (versus 3.9% in 1Q20).

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 52.1 per gross addition in 1Q21, down by 12.6% YoY, impacted by the higher M2M gross additions volume in 1Q21 compared to 1Q20.

2.0 Months payback	The SAC/ARPU ratio (payback per client) fell YoY, reaching 2.0 months from 2.5 months in 1Q20.

1 The Other Operating Expenses line had negative non-recurring impact in 1Q20 (R$ 2.6 million), related to adjustments to towers’ sale-leaseback contract.

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FROM EBITDA TO NET INCOME

DESCRIPTION	1Q21	1Q20	% YoY	4Q20	% QoQ
R$ million					
Normalized* EBITDA	**2,020**	**1,934**	**4.5%**	**2,380**	**-15.1%**
Normalized* EBITDA Margin	46.6%	45.9%	0.7p.p.	50.9%	-4.3p.p.
Depreciation & Amortization	**(1,428)**	**(1,409)**	**1.4%**	**(1,379)**	**3.6%**
Depreciation	(980)	(935)	4.8%	(945)	3.6%
Amortization	(448)	(473)	-5.4%	(433)	3.3%
Normalized* EBIT	**592**	**525**	**12.8%**	**1,002**	**-40.8%**
Normalized* EBIT Margin	13.7%	12.5%	1.2p.p.	21.4%	-7.8p.p.
Normalized Net Financial Results	**(225)**	**(251)**	**-10.4%**	**(44)**	**407.7%**
Financial expenses	(293)	(320)	-8.5%	(280)	4.5%
Financial income	67	61	8.6%	240	-72.2%
Net exchange variation	1	7	-90.0%	(4)	n.a.
Normalized* EBT	**367**	**274**	**34.0%**	**957**	**-61.6%**
Normalized* Income tax and social contribution	(90)	(99)	-8.4%	81	n.a.
Normalized* Net Income	**277**	**175**	**57.9%**	**1,038**	**-73.3%**
Total Normalized Items	-	(3)	n.a.	(25)	n.a.
Reported EBITDA	**2,020**	**1,931**	**4.6%**	**2,353**	**-14.1%**
Reported EBITDA Margin	46.6%	45.8%	0.7p.p.	50.3%	-3.7p.p.
EBIT	**592**	**523**	**13.4%**	**974**	**-39.2%**
EBIT Margin	13.7%	12.4%	1.3p.p.	20.8%	-7.2p.p.
Net Financial Results	**(225)**	**(251)**	**-10.4%**	**(44)**	**407.7%**
Income before taxes	**367**	**271**	**35.3%**	**930**	**-60.5%**
Income tax and social contribution	(90)	(99)	-8.4%	83	n.a.
Net Income	**277**	**173**	**60.3%**	**1,013**	**-72.7%**

EBITDA2 (Earnings before Interest, Taxes, Depreciation and Amortization)

2 EBITDA normalized according to items in the Operating Costs and Expenses section.

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DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 1Q21, D&A was up by 1.4% YoY, explained by increased Depreciation of 4G equipment and right of use related to a larger lease agreement base, even though it was offset by lower software amortization.

Normalized EBIT3 in 1Q21 grew 12.8% YoY, reflecting EBITDA growth. Normalized EBIT Margin ended the quarter at 13.7%, 1.2 p.p. up compared to 1Q20.

NET FINANCIAL RESULTS

Net Financial Results in 1Q21 were negative by R$ 225 million, R$ 26 million better than 1Q20. This difference is mainly related to lower financial expenses from the net effect of: (i) lower spending with interest from financing, lower expenses from the monetary restatement of civil and labor contingencies; and (ii) higher volume of interest on leasing.

INCOME TAX AND SOCIAL CONTRIBUTION

In 1Q21, Reported Income Tax and Social Contribution totaled -R$ 90 million, compared to -R$ 99 million in 1Q20, the reduction is mainly due to the higher use of tax benefits in 1Q21. On a Normalized basis, there was a ~R$ 9.0 million reduction in 1Q21 when compared to -R$ 99 million in 1Q20, for the reasons already explained above, considering the absence of relevant non-recurring effects. In 1Q21, the effective rate stood at -24.6% vs. -36.0% in 1Q20 (on a Normalized basis).

NET INCOME4

3 EBIT normalized according to items in the Operating Costs and Expenses section.

4 Net Income normalized according to items in the Operating Costs and Expenses section.

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CASH FLOW, DEBT AND CAPEX

*EBITDA normalized according to the items in the Costs section (+R$ 2.6 million in 1Q20,- R$ 2.4 million in 4Q20).

In 1Q21, EBITDA-Capex came to R$ 696 million, a decrease of 32.4% YoY, taking EBITDA-Capex over Net Revenues to 16.0% (vs 24.4% in 1Q20).

In an exercise to exclude the leases effects from these indicators, 1Q21 EBITDA was recalculated considering the impact of the lease contracts over the operating expenses. Therefore, EBITDA-AL (After Lease) minus Capex would sum up to R$ 235 million (-60.7% YoY).

CAPEX

Capex totaled R$ 1,324 million in 1Q21, up by 46.5% compared to 1Q20. The hike is mainly explained by the return of investments after two quarters impacted by project reevaluation due to the pandemic. Additionally, the company has begun to prepare itself for the integration of Oi Mobile assets.

Investments are still being allocated to infrastructure (95% of the total), mainly to projects in IT, 4G technology through 700 MHZ, transport network and FTTH expansion (which received approximately 9.6% of 1Q21 investments).

CHANGE IN WORKING CAPITAL

Change in working capital was negative by R$ 74 million, a 94.8% YoY improvement, mostly due to the reduction of the impact on the Suppliers account (the Suppliers account delta changed from R$ 1,305 million in 1Q20 to R$ 474 million in 1Q21). Additionally, in comparison with the 1Q20, in the present quarter, the line was positively impacted by the variation in Trade Accounts Receivable, Recoverable Taxes and Prepaid Expenses.

Additionally, it is important to note that, regarding Fistel fees, in 1Q20, their payment was postponed (about R$ 789 million) – usually due in March – to August 31, 2020. In 3Q20, we paid nearly R$ 300 million related to said taxes, related to Condecine and CFRP, negatively impacting Change in Working Capital and Cash Flow for that quarter. In 1Q21, we paid nearly R$ 73 million related to CFRP. The remaining Fistel (TFF) amount, related to both years, is still suspended, without a defined payment date.

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DEBT AND CASH

Gross Debt ended 1Q21 at R$ 10,235 million, up by R$ 79 million YoY. The current balance includes (i) leasing recognition in the total amount of R$ 8,180 million (related to the sale of towers, the LT Amazonas project and lease contracts with terms exceeding 12 months pursuant to IFRS 16); (ii) financing with banks summing up to R$ 2,545 million; and (iii) hedging derivatives5 position in the amount of R$ 651 million (reducing gross debt).

By the end of 1Q21, financings (after hedge) totaled R$ 2,056 million, being composed by contracts with foreign private banks and fully hedged in local currency. The average cost of debt excluding leases was 2.8% p.y. in the quarter, down when compared to 4.5% p.y. in 1Q20.

As mentioned during 2020, in April/20, the Company's Board of Directors approved the borrowing of R$ 1,000 million to enhance liquidity ahead of possible impacts that the COVID-19 pandemic could cause on the economy. Of that amount, R$ 574 million were borrowed from The Bank of Nova Scotia in the same month. During 2Q20, TIM assessed the best conditions for borrowing the remaining sum and in July the company contracted R$ 426 million from BNP Paribas. Also, in July, TIM fully paid its Debentures (~R$1,000 million) originally distributed in January 2019.

In March, TIM's Board of Directors approved the financing program for the acquisition of Oi's mobile assets. The approved financial strategy consists of contracting foreign loans in foreign or national currency - with exchange and interest rate coverage - in the amount of up to R$ 4 billion, for a period of up to 4 years. In April 2021, two contracts were signed with foreign banks, in the total amount of R$ 1.072 billion.

In April, the Company received authorization from the Ministry of Communications to issue up to R$ 5.75 billion in incentive debentures, the highest approval ever made by the Government within the scope of the program. The contribution may be used to finance TIM's infrastructure project, which covers the evolution of the fixed and mobile network, including 5G, and the virtualization of the telecommunication network, with the objective of increasing the quality and availability of the offered services.

At the end of the quarter, Cash and Securities totaled R$ 4,319 million, an increase of R$ 2,723 million YoY.

5 The Derivatives position excludes the subscription bonus in C6 Bank capital – TIM S.A. Financial Statements, Note 36.

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The average cash yield was 2.4% p.y. in 1Q21, flat compared to the 1Q20, above the Selic rate performance.

In 1Q21, Net Debt totaled R$ 5,917 million, down by R$ 2,644 million when compared to the same period of the prior year, when net debt was R$ 8,561 million. This reduction is explained by the growth of Cash and Short-term Investments outpacing the rise of debt and leasing balance. Net Debt excluding leasing effects, Net Debt-AL, would reach -R$ 2,480 million, in other words, a “net cash” position with an improvement of R$ 2,873 million compared to the previous year.

Net Debt/EBITDA stood at 0.70x in the quarter. Excluding financial leases, Net Debt-AL/EBITDA-AL was -0.37x in 1Q21, down compared to 0.06x in 1Q20.

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QUARTERLY EVENTS AND SUBSEQUENT EVENTS

CELEBRATION OF AGREEMENT WITH IHS OF SHAREHOLDING IN FIBERCO

On May 5th, 2021, TIM S.A., informed its shareholders and the market in general that, at a meeting of the Company's Board of Directors held today, an agreement ("Agreement") was approved between TIM S.A. and IHS Fiber Brasil - Cessao de Infraestruturas Ltda. ("IHS"), in order to acquire an equity stake in FiberCo Soluções de Infraestrutura Ltda. ("FiberCo"), a vehicle established by the Company for the segregation of network assets and the provision of infrastructure services.

IHS is a large and diversified telecommunications infrastructure provider focused on emerging markets and operating in 9 countries in Africa, Middle East and Latin America. IHS, besides owning more than 28 thousand towers, seeks the expansion of the value chain in infrastructure services.

In the Agreement, TIM will sell 51% of FiberCo's share capital in favor of IHS, and the remaining 49% will remain under the Company's control. The relationship between the partners will be governed by a shareholders' agreement to be entered into upon closing of the transaction.

FiberCo's initial asset base will consist of TIM's secondary network infrastructure contribution covering approximately 6.4 million households, of which 3.5 million are FTTH and 3.5 million FTTC. In addition, other assets, contracts and employees will be transferred to FiberCo, all exclusively related to its activities. These transfers will only take place after the Agreement is approved by the competent authorities.

In this context, the Enterprise Value of FiberCo was established at R$ 2.6 billion. The transaction includes a primary component (R$ 609,000,000.00) going to FiberCo’s cash and secondary component (R$ 1,027,590,000) to be paid to TIM.

FiberCo's mission is to deploy, operate and maintain last-mile infrastructure for broadband access to be offered in the wholesale market. Nevertheless, the terms of the agreement define TIM as anchor customer, having the prerogative of a 6 months exclusivity period after the entrance in new areas.

This transaction is expected to support the Company's plan to accelerate the provision of fiber connectivity services to B2C and B2B customers. Accordingly, FiberCo's business plan is to reach 8.9 million FTTH households within 4 years. FiberCo will also participate in other infrastructure projects, such as FTTSite, together with TIM.

This transaction has always been seen by the company from an industrial perspective, seeking the evolution and growth of its broadband business. However, the positive financial and economic impacts cannot be left aside. It is expected that the deal will enable the Company to deconsolidate a relevant part of its CAPEX, causing a positive effect on its cash flow. In parallel, TIM expects to use the proceeds of this transaction to help meeting its investment obligations, such as the acquisition of Oi Mobile's assets.

This transaction is subject to the fulfillment of certain preceding conditions, including, among others, the contribution of assets described above and the obtaining of authorizations from the competent authorities, such as the Agência Nacional de Telecomunicações - Anatel and the Conselho Administrativo de Defesa Econômica - CADE.

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CREDIT AGREEMENTS WITH FOREIGN BANKS

In April 2021, the Company entered into two loan agreements with Banks BNP and Bank of Nova Scotia, in the total amount of R$ 1.1 billion. Those agreements are payable in three years. (Financial Statements, Note 20)

TAX CONTINGENCY

In March 2011, the Company received the tax assessment notice 10480.721765/2011-46, drawn up by the Brazilian Federal Revenue, in the amount of R$ 1,265 million, which addresses corporate income tax (IRPJ) and social contribution (CSL) related to: (i) goodwill; (ii) undue offset of tax losses and negative basis; (iii) allegedly improper use of the Sudene tax benefit; (iv) withholding income tax (IRRF) deductions; (v) deduction of estimates and (vi) fines.

The result of the judgment in the administrative trial court was the full maintenance of the assessment, but the voluntary appeal filed by the company was partially accepted. The company was notified of the judgment on April 28, 2021. As a result, the partial success of R$ 736 million (historical values) and R$ 1.4 billion (updated values) was confirmed.

Of the aforementioned total amount, R$ 43 million (historical values) and R$ 79 million (updated values) were already classified as remote risk and the remainder as possible risk. The full amount corresponding to the partial success will be definitively excluded from the tax contingency and the remaining amount will continue to be discussed in the course of the administrative proceeding, which will still be brought to the attention of the Upper Chamber of the Administrative Council of Tax Appeals (CARF). (Financial Statements, Note 24)

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Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

The mobile market reported a growth of 6.2% YoY in 1Q21, reinforcing the positive evolution of the base, observed for the first time since 2015, in the last quarter. In the past 12 months, postpaid net additions reached 12.0 million users (68% were human postpaid lines). Prepaid reached 2.0 million new lines, posting net additions after 6 years.

TIM

TIM ended 1Q21 with a total of 51.2 million users, reporting a slight increase of 0.6% QoQ and a drop of 2.1% YoY. In line with the market movement, the new increase in the quarter reaffirms the discontinuation of reduction trend seeing since 2016.

The postpaid base ended the 1Q21 with 22.2 million lines (+2.5% YoY), representing 43.0% of the total base (+2.0 p.p. YoY). In the period, the human lines mix remained flat, representing 82.3% over the total segment’s base.

At the end of the quarter, human postpaid reached 18.3 million lines (+ 2.2% YoY), with net additions of 399 thousand lines in the last 12 months. 1Q21 was marked by new lockdown measures to combat the COVID-19 pandemic in relevant regions in the country. Despite the impact on commercial activity in the period, the segment maintained a lower level of monthly churn rate (2.7% in 1Q21), as recorded in the last quarters.

The M2M base ended the quarter with 3.9 million users (+3.9% YoY). In the last 12 months, net additions accumulated 147 thousand lines. The acceleration of the segment still depends on an increase in demand from corporate customers, which is associated with a more intense level of economic activity.

In 1Q21, the prepaid base reached 29.5 million lines, down 5.3% YoY. The net additions of the segment accumulated a volume of disconnections lower than previous periods, 1.6 million in the last 12 months. Urban mobility restrictions directly impacted the sell-out dynamics over the period, however results from April-21 already show a more accelerated recovery in the segment's recharges performance.

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The 4G base ended the period with 44.0 million users, accelerating once again the pace and returning to the double-digit growth level (+12.6% YoY). The 4G handsets mix in the total human lines base reached its highest historical level, 92% (+12 p.p. YoY).

FIXED SEGMENT:

TIM Live ended the 1Q21 with 662k connections, maintaining the accelerated growth pace (+13.3% YoY). In the last 12 months, net additions reached 78 thousand lines, where above 200 mbps speed plans were responsible for the expansion dynamics of the period. This was the first quarter of which the higher-value plans, with speed above 100 mbps, exceeded 50% of the total base.

The network's rollout continued to accelerate, prioritizing the consolidation of already active clusters. As a result, the total of homes passed grew 39.9% YoY, with the total number of locations stable compared to the last quarter (27 cities and 7 administrative regions).

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Quality and Network

QUALITY AND CUSTOMER EXPERIENCE

For yet another quarter, efforts to simplify self-service and boost digital sales channels have generated positive results. In 1Q21, pure postpaid digital sales were up by 35.4% YoY, while Consumer Control increase by 23.7% YoY. TIM Live’s digital sales gained relevance, posting a 30.4% YoY growth. Additionally, the digital recharges mix continued to increase (+15.8 p.p. compared to 1Q20).

Accordingly, digital mechanisms for billing and payment kept their growth pace in the quarter. Invoices delivered through digital channels posted a 19.4% YoY growth, with a base penetration of 77.2% (+11.1 p.p. YoY). The number of customers digitally paying up their invoices also increased (+19.9% YoY) representing a penetration of 75.3% (+7.7 p.p. YoY). Another convenience offered to TIM’s customers is the possibility to recharge and/or check balances and usage limits, as well as the opportunity to receive their invoices through WhatsApp.

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Another fundamental factor is the simplification of caring processes. Therefore, in 1Q21, Meu TIM app continued to be an important tool to achieve this goal, offering customers greater transparency and control to manage their plans. The 15.0% YoY growth in the app’s monthly average of unique users, once again demonstrates customer’s increasingly acceptance of this channel. Furthermore, the 29.7% YoY decline in human interactions also reinforces the channel’s importance, reducing dependency on call centers.

Another ingenious initiative explored by the Company is the use of artificial intelligence at the customer service center. These innovations bring benefits to customers, by implementing tools that can automatically identify possible problems in the services provided to users, suggesting corrective measures, or solving them. TIM’s cognitive self-service provide voice responses, in natural language and in real time, to consumers’ doubts or demands about the benefits of each plan, invoice payment, in addition to other services such as hiring data service, unblock lines, question information and others. In 1Q21, we had 4 million self-services per month on average through the cognitive assistant. Since its implementation in 2020, over 34 million calls have come through the new cognitive IVR, of which 12 million only in 1Q21. We expect to reach 50 million cognitive services by the end of the year.

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NETWORK DEVELOPMENT

A key pillar in TIM’s strategic plans, expansion and improvement of network infrastructure is related to the continuous improvement of our services. In difficult times, “more than never, we need to be connected”, and, therefore, TIM reinforced even further its commitment to ensuring the best network quality and user experience, meeting the needs of our customers and society’.

Therefore, in the quarter, Capex allocated to infrastructure projects (Network + IT) surpassed 95%, using analytical tools to ensure efficient allocation of resources. Some of the most important initiatives are:

o	Expansion of the fiber optic network (backbone, backhaul and FTTH);
o	Network sharing agreements;
o	Frequency refarming;
o	Carrier aggregation;
o	Site densification.

Among the main actions and projects underway, which are focused on the modernization and enhancement of our infrastructure, we highlight:

o	Commitment to expand of the 4G coverage to all Brazilian cities by 2023;
o	Installation of multiple data centers to enhance experience, being 14 DCC (Data Center Core) and 19 DCE (Data Center Edge) - 33 in total at the end of 1Q21;
o	Expansion of 4.5G coverage to 1,480 cities in 1Q21 and;
o	Expansion of 700MHz frequency 4G use for 3,468 cities by the end of the year;
o	Expansion of VoLTE, available in 4,086 cities;
o	Extension of refarming of 2.1 GHz frequency in 4G, reaching 338 cities;
o	Infrastructure virtualization project;
o	Expansion of network capacity through the Massive MIMO solution;
o	Mobile infrastructure sharing agreement with Vivo, geared towards efficiency in Capex and Opex allocation;
o	Expansion to 122 sites installed in the Sky Coverage project (sustainable and extreme low-cost solution with social benefits to provide coverage in remote areas);
o	Consolidation of NB-IoT network, present in more than 3,529 municipalities by the end the 1Q21, enabling the creation of IoT solutions in big cities as well as in distant municipalities.

Once again, TIM ensures its leadership in 4G Coverage, surpassing 4k cities connected through this technology. Therefore, the Company continues its mission to offer the best 4G coverage to all Brazilian cities. In the quarter, 4G coverage has expanded to 4,121 cities, or 96% of urban population covered. The 21% YoY growth in this technology’s network elements in the period reinforces the Company’s commitment to the evolution of mobile network infrastructure’s quality and capacity. As a result, 4G data traffic reached 91%, up by 4 p.p. compared to the previous year.

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The expansion of fixed broadband coverage evolved positively throughout the quarter, surpassing 3.5 million homes passed with FTTH while FTTC ended March at 3.5 million HPs. This totals 6.4 million homes passed in 29 cities and 7 administrative regions of the Federal District (FTTH +FTTC)6.

In transport infrastructure, TIM reached more than 109k km with fiber optic for backbone and backhaul, a 7.0% YoY increase, and in the FTTCity project reached to 1,021 cities. This evolution continues to support the increase in traffic in both Mobile and Fixed services.

Finally, with 1,709 active Biosites at the end of 1Q21, the development of Biosite installation projects is also aligned with the company's corporate social responsibility values. These structures provide a solution for the densification of the mobile access network (antennas/towers) with an extremely low visual and urban impact. Biosites also contribute to the harmonization with the environment and urban infrastructure – having a multifunctional capability of aggregating telecommunications transmission, lighting and security cameras –, besides being cheaper and faster to install.

Currently, the company is authorized to use more than 110 MHz, with 36 MHz in frequencies below 1 GHz distributed as follows:

6 Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Brasília (DF), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF) and Candangolândia (DF).

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Environmental, Social & Governance

1Q21 ESG HIGHLIGHTS

TIM has established a new and more ambitious plan named ESG Plan, for the 2021-23 three-year period. Based on the ambitions laid down in the previous Industrial Plan (2020-2022), the Company introduces new goals related to a set of initiatives, which are part of its strategy, contributing to a consistent inter-relation between ESG topics, business operation and organizational accountability.

7 new goals were added to the 8 previously created and improved:

o	At least 95% of solid waste recycled by 2023;
o	90% of energy consumed from renewable sources by 2025;
o	Black people to make up 40% of the workforce by 2023;
o	Females to hold 35% of the leadership positions by 2023;
o	Bring 4G coverage to all Brazilian municipalities by 2023;
o	Reduce customer complaints at Anatel by 50% until 2023, based on 2019 figures;
o	Maintain ISO 14011 and ISO 9001 certifications by 2023.

For TIM, building the future begins with a strong basis and setting up the right strategic path. As a pioneer in Environmental, Social & Governance (ESG) topics in the Brazilian Telecommunications industry, the Company has continually acted to strengthen this culture. For instance, we can name the creation of the ESG Committee, an advisory body to the Board of Directors (BoD) and the development of an ESG Indicator System, which enables the monitoring and management of several environmental and social performance indicators.

2021-23 ESG PLAN

STRENGTHEN SUSTAINABILITY – STRENGTHEN AND CONSOLIDATE ESG PROPOSITION

Boosting initiatives that increase our ESG impact

Legend
"new" New commitment
↑ Target increase

Enablers

Environmental

We want to be green

- Increasing **efficiency** and taking advantage of **green energy** cost reduction
- Developing **cloud data centers** to deliver more to our customers with less impact on operations
- Demobilizing obsolete technologies through **innovation** and **infrastructure sharing**
- Promoting efficient and responsible **solid waste** management

Social

New capabilities are a key factor in maintaining leadership

- Promoting an **inclusive environment,** with **equal** opportunities, valuing **talents** and caring for the **health and integrity** of employees
- Developing **digital education** to support the demand for connectivity
- Keeping **Instituto TIM** as a reference in **ST&I and education projects**
- Extending access to 4G **connectivity** to all municipalities in Brazil

Governance

Efficient mechanisms to fairly balance the interests of all stakeholders

- Maintaining the recognition as a company with **the highest level of commitment** to transparency and corporate governance
- Disseminating **ESG principles to high-risk suppliers**
- Adopting best practices related to **compliance, information security, data protection and privacy**
- Promoting **customer empowerment** through **digital transformation**

Commitments	Targets		
Carbon neutral (tCO2e, scopes 1 and 2)	-100%		2030
Eco-efficiency in data traffic[1] (bit/Joule)	+80%	↑	2025
Renewable energy	≥90%	new	2025
Indirect emissions[1] (tCO2e, scope 2)	-70%		2025
Solid waste recycling	≥95%	new	2025
Employee Engagement (per year)	≥80%	↑	2023
Black employees	≥40%	new	2023
Women in leadership	≥35%	new	2023
Employees trained in ESG culture	≥99%	↑	2023
Employees trained in digital skills	+5,000	↑	2023
4G presence	100%	new	2023
Customer complaints[1] (Regulatory agency)	-50%	new	2023
ISE, Novo Mercado and Pró-Ética	Maintain	new	2023
ISO 14001 and ISO 9001	Maintain	new	2023
ISO 27001 and ISO 37001	Obtain		2022

(1) Base year 2019.

TIM S.A. – Investor Relations
Strategic Plan 2021-23

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ENVIRONMENTAL

o	64% of TIM’s energy matrix comes from renewable sources. In March 2021, 34 own power plants, including solar, hydroelectric and biogas plants were operational. By 2021, the company expects to reach 80% of its matrix from renewable sources.
o	TIM was the first operator to have 100% of its data centers in the cloud, a measure which will contribute to TIM’s neutral carbon goal by 2030, because it reduces Scope 1 and 2 emissions.
o	Since 2010, the Company takes stock of its emissions at the Public Emission Record of the Brazilian GHG Protocol Program.
o	The Company is part of the B3’s Carbon Efficiency Index, a portfolio of companies that take stock of greenhouse gas and are committed to fighting climate change, and is also part of the ICDPR-70, CDP Brazil’s Climate Resilience Index.
o	TIM is certified by ISO 9001 standard, since 2000, and ISO 14001, since 2010. In March 2021, the Company received ISO 14001 recertification.

SOCIAL

o	TIM joined the Women’s Empowerment Principles (WEP), as an effective way to guide its gender equality journey, in line with the ESG Plan and the material topic “Promotion of diversity and equal opportunities”.
o	As part of the Diversity and Inclusion Program, and to celebrate the International Women’s Day, TIM organized the Women’s March Campaign, which consisted of internal and external initiatives focused on the appreciation and respect for women and to raise awareness against “sexist” expressions that are no longer acceptable.
o	TIM was the winner of the 2021 Anatel Telecommunication Accessibility Award, dedicated to companies that make physical and virtual environments accessible to people with disabilities or who encourage, disclose and ensure their rights.
o	The company gave priority to employee health and safety by keeping the remote work regime to the entire workforce in 2021, including 100% of call center workers, due to the COVID-19 pandemic.
o	Creation of the English Time program, an online and free-of-charge English course offered to the entire TIM staff, who can also share the benefit with a person that does not work for the Company, free of charge.

GOVERNANCE

o	TIM was the first operator to receive ISO 37001 certification, attesting the security and efficiency of its anti-bribery system. TIM achieved one of its ESG Plan’s goals one year in advance;
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;
o	It has been the first and so far, the only telecommunications company to receive the Pró-Ética Seal of the Brazilian Office of the Comptroller General (“CGU”);
o	In March 2021, during TIM Day, the Company presented its 2021-23 ESG Plan, as an improvement to the Industrial Plan (2020-2022), with seven new goals and others that have been upgraded,
o	The ESG Committee held 3 meetings and resolved, among other matters, on the election of the Committee’s chairman and approved the 2021 work plan.

To have access to the Environmental, Social & Governance quarterly Report, go to: www.tim.com.br/ri/ ESG-Report.

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Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the first quarter of 2021 (1Q21), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates,” "believes,” "estimates,” "expects,” "forecasts,” "plans,” "predicts,” "projects,” "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

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Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: ri.tim.com.br

Attachments

Attachment 1: Balance Sheet

Attachment 2: Income Statement

Attachment 3: Cash Flow Statement

Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

24

Attachment 1

TIM S.A.

Balance Sheet

DESCRIPTION	1Q21	1Q20	% YoY	4Q20	% QoQ
R$ million					
ASSETS	**41,117**	**38,988**	**5.5%**	**41,654**	**-1.3%**
CURRENT ASSETS	**10,048**	**7,215**	**39.3%**	**10,412**	**-3.5%**
Cash and cash equivalents	2,717	1,571	73.0%	2,575	5.5%
Short-term investments	1,602	25	6330.1%	2,070	-22.6%
Accounts receivable	2,818	3,208	-12.2%	3,052	-7.6%
Inventories	301	269	12.1%	247	22.1%
Indirect recoverable taxes	449	419	7.2%	374	20.2%
Direct recoverable taxes	1,240	1,109	11.8%	1,421	-12.7%
Prepaid expenses	243	409	-40.7%	150	61.9%
Derivative contracts	400	49	708.3%	263	52.1%
Leasing	23	5	334.3%	5	336.1%
Other assets	255	151	69.1%	254	0.1%
NONCURRENT	**31,069**	**31,773**	**-2.2%**	**31,243**	**-0.6%**
Noncurrent assets	**3,805**	**4,727**	**-19.5%**	**4,115**	**-7.5%**
Long-term investments	7	4	79.2%	7	-0.4%
Accounts receivable	111	71	56.1%	129	-14.2%
Indirect recoverable taxes	789	835	-5.5%	857	-7.9%
Direct recoverable taxes	1,057	2,387	-55.7%	1,277	-17.2%
Deferred income and social contribution taxes	486	-	n.a.	551	-11.8%
Judicial deposits	781	884	-11.6%	795	-1.7%
Prepaid expenses	81	62	31.5%	74	10.6%
Derivative contracts	265	273	-2.9%	239	10.6%
Leasing	194	150	29.3%	157	23.8%
Other assets	34	62	-44.5%	30	14.3%
Permanent Assets	**27,264**	**27,046**	**0.8%**	**27,128**	**0.5%**
Property, plant and equipment	18,443	17,874	3.2%	18,101	1.9%
Intangibles	8,821	9,172	-3.8%	9,027	-2.3%
LIABILITIES	**41,117**	**38,988**	**5.5%**	**41,654**	**-1.3%**
CURRENT LIABILITIES	**7,903**	**5,937**	**33.1%**	**8,302**	**-4.8%**
Loans and financing	2,261	1,150	96.7%	1,689	33.8%
Derivative contracts	13	4	221.2%	7	83.1%
Leasing	1,107	886	25.0%	1,055	5.0%
Suppliers	2,661	2,625	1.4%	3,129	-14.9%
Salaries and related charges	312	252	23.6%	273	14.4%
Indirect taxes, charges and contributions	1,076	585	84.0%	936	15.0%
Direct taxes, charges and contributions	81	74	9.3%	296	-72.8%
Dividends payable	52	-	n.a.	539	-90.3%
Authorizations payable	105	89	18.1%	103	2.9%
Deferred revenues	225	220	2.5%	266	-15.5%
Other liabilities	9	53	-83.4%	10	-9.2%
NON CURRENT LIABILITIES	**9,750**	**10,818**	**-9.9%**	**10,170**	**-4.1%**
Loans and financing	284	1,312	-78.3%	656	-56.7%
Derivative contracts	-	-	n.a.	29	-100.0%
Leasing	7,290	7,283	0.1%	7,324	-0.5%
Authorizations to pay	238	239	-0.6%	233	2.0%
Indirect taxes, charges and contributions	3	3	2.8%	3	0.6%
Direct taxes, charges and contributions	212	213	-0.4%	212	-0.2%
Deferred income and social contribution taxes	-	177	-100.0%	-	n.a.
Provision for contingencies	908	748	21.4%	887	2.3%
Pension plan	7	6	27.0%	7	n.a.
Deferred revenues	739	808	-8.5%	755	-2.2%
Other liabilities	69	30	131.7%	63	10.0%
SHAREHOLDERS' EQUITY	**23,464**	**22,234**	**5.5%**	**23,183**	**1.2%**
Capital	13,478	13,476	0.0%	13,478	n.a.
Capital reserves	399	38	940.1%	397	0.4%
Income reserves	9,317	8,550	9.0%	9,317	0.0%
Accumulated losses	-	-	n.a.	-	n.a.
Equity valuation adjustments	(5)	(4)	27.0%	(5)	n.a.
Treasury stocks	(3)	-	n.a.	(5)	-46.4%
Net Income for the period	277	173	60.3%	-	n.a.

PS: Accounting of Fiscal Incentive Reserve changed from Capital reserves to Income reserves.

25

Attachment 2

TIM S.A.

Income Statement

26

Attachment 3

TIM S.A.

Cash Flow Statement

27

Attachment 4

TIM S.A.

Operating Ratios

DESCRIPTION	1Q21	1Q20	% YoY	4Q20	% QoQ
Mobile Customer Base ('000)	51,728	52,826	-2.1%	51,433	0.6%
Prepaid	29,509	31,153	-5.3%	29,603	-0.3%
Postpaid	22,219	21,673	2.5%	21,829	1.8%
Postpaid (ex-M2M)	18,279	17,880	2.2%	18,036	1.3%
4G Users Base ('000)	43,971	39,040	12.6%	42,043	4.6%
Market Share	21.5%	23.3%	-1.8p.p.	22.0%	-0.4p.p.
Prepaid	25.4%	27.3%	-1.9p.p.	25.8%	-0.4p.p.
Postpaid	17.9%	19.3%	-1.4p.p.	18.3%	-0.4p.p.
Postpaid (ex-M2M)	19.4%	20.7%	-1.4p.p.	19.8%	-0.5p.p.
Gross Additions ('000)	6,664	5,357	24.4%	6,425	3.7%
Net Additions ('000)	296	(1,621)	-118.2%	274	8.0%
Monthly Churn (%)	4.1%	4.3%	-0.2p.p.	4.0%	0.1p.p.
Mobile ARPU (R$)	25.5	23.9	6.6%	27.0	-5.8%
Prepaid	12.6	12.1	3.9%	13.9	-9.5%
Postpaid	37.7	37.2	1.4%	39.7	-5.1%
Postpaid (ex-M2M)	45.3	44.5	1.9%	48.5	-6.5%
SAC/Gross (R$)	52	60	-12.6%	47	11.2%
Fixed Telephony Customer Base ('000)	887	1,101	-19.4%	935	-5.1%
TIM Live Customer Base ('000)	662	584	13.3%	645	2.5%
TIM Live ARPU (R$)	89.6	84.5	6.1%	90.7	-1.1%
Handsets Sold ('000)	154	174	-11.1%	281	-45.1%
Headcount	9,189	9,588	-4.2%	9,421	-2.5%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer